Filed by Alcoa Inc.

Pursuant to Rule 425

under the Securities Act of 1933

Subject Company: Alcan Inc.

Commission File No:

001-03677

A MESSAGE FOR ALCAN EMPLOYEES:

We announced today that Alcoa has made a proposal to acquire Alcan to create a premier diversified aluminum company. We are very excited about the opportunities that will be created by this transaction. Alcoa and Alcan already have a shared history and shared values, and together we will have a strong future.

This combination brings together a complementary portfolio of businesses and will benefit from a broader talent base and enhanced growth opportunities. As you know, the global landscape of our industry has changed in the last decade, and continues to change dramatically. We are facing competition from increasingly formidable suppliers from Russia, China and elsewhere around the world. The combination of Alcoa and Alcan will create a stronger, more diverse global competitor with the scale and cost structure necessary to remain competitive over the long term.

Together, Alcoa and Alcan employ approximately 188,000 people and have 21.5 million tonnes of alumina capacity and 7.8 tonnes of aluminum capacity. We are also leaders in a number of attractive end markets and we remain committed to profitable, strategic downstream businesses.

Alcoa has been and will remain deeply committed to Canada. Alcoa generated more than US$3 billion in revenues last year through its Canadian operations and employs more than 5,000 people in Canada, primarily in Québec. Our desire to expand our existing Canadian operations is a matter of public record and the combination of the two companies will help make this goal a reality.

The combined company will have dual head offices in Montreal and New York – with strategic management functions located in each city. In addition, the new company will have significant Canadian- Québec Board representation and we intend to preserve the heritage of the Alcan name and brand.

Montreal will become the combined company’s global headquarters for primary products (bauxite, energy, alumina and aluminum), as well as for related research and development. Viewed as a stand-alone company, the combined Global Primary Products business will be the largest aluminum company in the world and larger than Alcan is today, with more than US$32 billion in 2006 revenues. It will have approximately 38,000 employees in 29 countries around the world, and rank among the very largest companies in Canada.

While I am sure many of you have questions about how this will directly affect you, please know that this combination is about growth, greater competition, and shareholder value. While there are many decisions still to be made, we value the hard work and commitment of Alcan’s employees, which have resulted in your company’s strong performance and numerous accomplishments.

Alcoa has a successful track record of integrating top talent from mergers and the new company will draw from the best talent of both organizations for positions in Canada and around the world. For instance, Alcoa’s CFO, President of Global Primary Products, President of Canada, and President of Primary Sales all joined Alcoa through acquisitions or joint ventures. Several of Alcoa’s Executive Committee members - including heads of Finance, Rolled Products, Legal, Human Resources, EHS, and Communications & Public Strategy - joined the company from outside organizations in our pursuit of assuring we have top talent.

I also want to reinforce that Alcoa would have strongly preferred to negotiate an agreed transaction with the support of the Alcan Board of Directors. We have been speaking with Alcan about a transaction for almost two years and we believe we now have no other option than to take our proposal to Alcan’s shareholders.

This transaction remains subject to review by competition and other authorities in a number of jurisdictions. We believe any issues can be solved through targeted divestitures and are working proactively with these regulators to address any potential concerns. However, it will be some time before this transaction is completed. We are targeting completion of the transaction by the end of 2007. In the mean time, we will continue to post information about our offer on our website, www.alcoa.com.

Lastly, let me emphasize that we believe this is a great opportunity to combine the incredible talents and abilities of our two companies. I have great confidence in this combination and look forward to meeting and working with all of you in the future.

Sincerely,

Alain J. P. Belda

Chairman and Chief Executive Officer, Alcoa

WHERE TO FIND ADDITIONAL INFORMATION

In connection with the offer by Alcoa to purchase all of the issued and outstanding common shares of Alcan (the “Offer”), Alcoa will be filing with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (the “Schedule TO”). This communication is not a substitute for the Prospectus, the Registration Statement and the Schedule TO that Alcoa will file with the SEC. ALCAN SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL OTHER APPLICABLE DOCUMENTS (AND ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS), WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALCOA, ALCAN AND THE OFFER. Materials filed with SEC will be available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the Canadian securities regulatory authorities (“CSRA”) also will be available electronically without charge at www.sedar.com. Materials filed with the SEC or the CSRA may also be obtained without charge at Alcoa’s website, www.alcoa.com, or by directing a request to Alcoa’s investor relations department at (212) 836-2674. In addition, Alcan shareholders may obtain free copies of such materials filed with the SEC or the CSRA by directing a written or oral request to the Information Agent for the Offer, MacKenzie Partners, Inc., toll-free at (800) 322-2885 (English) or (888) 405-1217 (French).

While the Offer is being made to all holders of Alcan Common Shares, this communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Alcoa may, in its sole discretion, take such action as they may deem necessary to extend the Offer in any such jurisdiction.

FORWARD-LOOKING STATEMENTS

Certain statements and assumptions in this communication contain or are based on “forward-looking” information and involve risks and uncertainties. Forward-looking statements may be identified by their use of words like “anticipates,” “believes,” “estimates,” “expects,” “hopes,” “targets,” “should,” “will,” “will likely result,” “forecast,” “outlook,” “projects” or other words of similar meaning. Such forward-looking information includes, without limitation, the statements as to the impact of the proposed acquisition on revenues, costs and earnings. Such forward looking statements are subject to numerous assumptions, uncertainties and risks, many of which are outside of Alcoa’s control. Accordingly, actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this communication. These risks and uncertainties include Alcoa’s ability to successfully integrate the operations of Alcan; the outcome of contingencies including litigation, environmental remediation, divestitures of businesses, and anticipated costs of capital investments; general business and economic conditions; interest rates; the supply and demand for, deliveries of, and the prices and price volatility of primary aluminum, fabricated aluminum, and alumina produced by Alcoa and Alcan; the timing of the receipt of regulatory and governmental approvals necessary to complete the acquisition of Alcan and any undertakings agreed to in connection with the receipt of such regulatory and governmental approvals; the timing of receipt of regulatory and governmental approvals for Alcoa’s and Alcan’s development projects and other operations; the availability of financing to refinance indebtedness incurred in connection with the acquisition of Alcan on reasonable terms; the availability of financing for Alcoa’s and Alcan’s development projects on reasonable terms; Alcoa’s and Alcan’s respective costs of production and their respective production and productivity levels, as well as those of their competitors; energy costs; Alcoa’s and Alcan’s ability to secure adequate transportation for their respective products, to procure mining equipment and operating supplies in sufficient quantities and on a timely basis, and to attract and retain skilled staff; the impact of changes in foreign currency exchange rates on Alcoa’s and Alcan’s costs and results, particularly the Canadian dollar, Euro, and Australian dollar, may affect profitability as some important raw materials are purchased in other currencies, while products generally are sold in U.S. dollars; engineering and construction timetables and capital costs for Alcoa’s and Alcan’s development and expansion projects; market competition; tax benefits and tax rates; the outcome of negotiations with key customers; the resolution of environmental and other proceedings or disputes; and Alcoa’s and Alcan’s ongoing relations with their respective employees and with their respective business partners and joint venturers.

Additional risks, uncertainties and other factors affecting forward looking statements include, but are not limited to, the following:

•	Alcoa is, and the combined company will be, subject to cyclical fluctuations in London Metal Exchange primary aluminum prices, economic and business conditions generally, and aluminum end-use markets;

•	Alcoa’s operations consume, and the combined company’s operations will consume, substantial amounts of energy, and profitability may decline if energy costs rise or if energy supplies are interrupted;

•	The profitability of Alcoa and/or the combined company could be adversely affected by increases in the cost of raw materials;

•	Union disputes and other employee relations issues could adversely affect Alcoa’s and/or the combined company’s financial results;

•	Alcoa and/or the combined company may not be able to successfully implement its growth strategy;

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Alcoa’s operations are, and the combined company’s operations will be, exposed to business and operational risks, changes in conditions and events beyond its control in the countries in which it operates;

•

Alcoa is, and the combined company will be, exposed to fluctuations in foreign currency exchange rates and interest rates, as well as inflation and other economic factors in the countries in which it operates;

•	Alcoa faces, and the combined company will face, significant price competition from other aluminum producers and end-use markets for Alcoa products that are highly competitive;

•	Alcoa and/or the combined company could be adversely affected by changes in the business or financial condition of a significant customer or customers;

•	Alcoa and/or the combined company may not be able to successfully implement its productivity and cost-reduction initiatives;

•	Alcoa and/or the combined company may not be able to successfully develop and implement new technology initiatives;

•

Alcoa is, and the combined company will be, subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates and may be exposed to substantial costs and liabilities associated with such laws;

•	Alcoa’s smelting operations are expected to be affected by various regulations concerning greenhouse gas emissions;

•	Alcoa and the combined company may be exposed to significant legal proceedings, investigations or changes in law; and

•	Unexpected events may increase Alcoa’s and/or the combined company’s cost of doing business or disrupt Alcoa’s and/or the combined company’s operations.

See also the risk factors disclosed in Alcoa’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Readers are cautioned not to put undue reliance on forward-looking statements. Alcoa disclaims any intent or obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law.

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